INSURANCE BINDER	70038	Frank Crystal & Co., Inc. FINANCIAL SQUARE • 32 OLD SLIP • new york, ny 10005 (212) 344-2444 • (800) 221-5830 telex: 222792 • cable: crystinscos telecopier: (212) 425-7017

Insured’s Mailing Address	American Performance Funds c/o BISYS Fund Services 100 Summer Street, Suite 1500 Boston, MA 02110	Date Typed 04/11/07 By: msd/70038 A/E: KGR Insured’s No. Telephone Confirmation	☐

Company or Agency	Federal Insurance Company c/o The Chubb Group 55 Water Street New York, NY 10041	Date With Whom

New Order ☐ Endorsement ☒ Renewal ☐ Rewrite ☐ Information Only ☐	Inception or Effective Date See below

Name (if different from mailing address)	Expiration 11/14/07
Policy No. 81391888 Company Federal Insurance Company

Location(s) (if different from mailing address)	Prepaid	☐
	Installment Premium N/A	☐

Type of Coverage — Registered Management Investment Company Bond

Specifications -	In consideration of the premium paid it is hereby understood and agreed that effective March 31, 2007 the Limit of Liability is increased to $2,500,000.

All other terms and conditions remain unchanged

Mortgagee ☐  Loss Payee ☐  Additional Insured ☐  Other ☐

Enclosure ☐
The undersigned company agrees, for its respective interests only and to the extent respectively indicated to effect insurance or changes as set forth. This agreement is binding for account of the Assured until acceptance of satisfactory policy and/or endorsement and/or term agreed to by Frank Crystal & Co., Inc. This Binder is issued for a period of 60 days and automatically will be extended for additional consecutive periods of 60 days until acceptance of the Policy, Bond, and/or Endorsement by the Assured.

Remarks ☐

For Frank Crystal & Co., Inc. Refer to: Katherine G. Riddle	Name of Underwriter: (Print or Type) Melissa G. Clausen Signature Original Signature on file with Frank Crystal & Co., Inc.

Admitted ☒ Non-Admitted ☐	For (Insurance Company) Federal Insurance Company Date Signed